Exhibit 23.3
Consent of Moss Adams LLP,
Independent Auditors
We consent to the incorporation by reference in the registration statement on Form S-3 of Medical Properties Trust, Inc., of our report dated May 11, 2009, with respect to the consolidated balance sheets of Prime Healthcare Services, Inc. and Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity and cash flows for years then ended, which report is included in the Annual Report of Medical Properties Trust, Inc. (Form 10-K) for the year ended December 31, 2009 and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ Moss Adams LLP
Irvine, California
February 12, 2010